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Computation of Ratios of Earnings to Fixed Charges

				Exhibit 12

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions, except ratios)	2014	2013	2014	2013
Earnings:
Pre-tax income(a):	$2,589	$1,045	$8,640	$6,341
Add - Fixed charges	650	993	2,372	3,229
Adjusted Pre-tax income	$3,239	$2,038	$11,012	$9,570
Fixed charges:
Interest expense	$386	$767	$1,712	$2,501
Portion of rent expense representing interest	32	35	96	103
Interest credited to policy and contract holders	232	191	564	625
Total fixed charges	$650	$993	$2,372	$3,229
Total fixed charges, excluding interest credited to
policy and contract holders	$418	$802	$1,808	$2,604
Ratio of earnings to fixed charges	4.98	2.05	4.64	2.96
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b)	7.75	2.54	6.09	3.68

(a) From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b) The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.